Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S‑8 of our report dated June 25, 2020, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2019, and the related supplemental schedules as of December 31, 2019, which report appears in the December 31, 2019, annual report on Form 11‑K of the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan.

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
February 17, 2021